UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: June 5, 2008
Commission file number 001- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
      •      REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) ORIGINALLY FILED WITH THE SEC ON MAY 6, 2008
Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated June 5, 2008.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
Date: June 5, 2008	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit I

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda
NEWS RELEASE

TEEKAY OFFSHORE PARTNERS TO ACQUIRE AN
ADDITIONAL 25 PERCENT OF OPCO; OPCO
TO ACQUIRE TWO LIGHTERING VESSELS

Hamilton, Bermuda, June 5, 2008, Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) announced today that it has agreed to acquire an additional 25 percent of Teekay Offshore Operating L.P. (OPCO) from Teekay Corporation (Teekay) for a purchase price of $205 million.
Upon the completion of the acquisition, Teekay Offshore will own 51 percent of OPCO, including all general partner interests, and Teekay will own the remaining 49 percent of OPCO, which it may choose to sell to the Partnership in the future.
The Partnership also announced today that OPCO has agreed to acquire from Teekay two 2008-built Aframax lightering tankers, specially designed to be used in ship-to-ship oil transfer operations, for total cost of $106 million, including the assumption of $90 million of existing debt relating to the vessels. These tankers are currently employed on 10-year, fixed-rate, bareboat charters to Teekay’s 50 percent-owned joint venture company, Skaugen PetroTrans (with options exercisable by the charterer to extend up to an additional five years).
The Board of Directors of the Partnership’s general partner and its conflicts committee approved both transactions. The conflicts committee retained outside legal and financial advisors to assist it in evaluating the transactions. In approving the transactions, the committee obtained the views of its financial advisor as to the fairness of the purchase prices. The Partnership expects to finance these transactions through a combination of existing cash balances, borrowings under OPCO’s revolving credit facilities and the issuance of additional equity, potentially including an issuance of equity to Teekay. Both transactions, which are subject to standard closing conditions and financing, are expected to be completed during June 2008.
“As a result of these acquisitions, management anticipates recommending to the Board of Directors of the Partnership’s general partner an increase in the quarterly cash distribution rate in the range of 12 to 15 percent over the current annualized distribution of $1.60 per unit,” stated Peter Evensen, Chief Executive Officer of Teekay Offshore GP LLC, the Partnership’s general partner. “High oil prices continue to stimulate the offshore industry, and Teekay Offshore is uniquely positioned to grow in this market. We will strive to continue to make further accretive acquisitions.”
About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore Partners currently owns a 26 percent interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 36 shuttle tankers (including 11 chartered-in vessels), four floating storage and offtake units (FSO), and nine conventional crude oil Aframax tankers. In addition, Teekay Offshore Partners L.P. has direct ownership interests in two shuttle tankers and one FSO. Teekay Offshore Partners also has rights to participate in certain floating production, storage and offloading (FPSO) opportunities.
Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.
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For Investor Relations enquiries contact:
Dave Drummond
Tel: + 1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: + 1 (604) 844-6605
Web site: www.teekayoffshore.com
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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements within the meaning of U.S. federal securities laws, which reflect management’s current views with respect to certain future events and performance, including statements regarding: the anticipated increase in the Partnership’s cash distribution rate; the closing and financing of the Partnership’s acquisition of 25 percent of OPCO and OPCO’s acquisition of the two Aframax tankers; the potential for Teekay to offer to Teekay Offshore additional limited partner interests in OPCO; and Teekay Offshore’s growth and making further accretive acquisitions. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the failure to generate sufficient cash for distribution; unforeseen operational difficulties, such as unanticipated drydockings or accidents; changes in production of offshore oil, either generally or in particular regions; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership or OPCO to renew or replace long-term contracts; the failure of Teekay to offer additional interests in OPCO to Teekay Offshore; required approvals by the board of directors of Teekay Offshore’s general partner of any cash distribution by the Partnership, including any increase in the quarterly rate of such distributions; required approvals by the board of directors of Teekay and Teekay Offshore’s general partner, as well as the conflicts committee of Teekay Offshore to acquire additional interests in OPCO; the Partnership’s ability to finance, and the cost of financing the purchase of additional vessels and/or interests in OPCO; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2007 and its Report on Form 6-K for the quarter ended March 31, 2008. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.